

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 25, 2008

Mr. Mark Sharmann
Principal Executive Officer
Ogden Golf Co. Corporation
1661 Lakeview Circle
Ogden, Utah 84403

   Re: Ogden Golf Co. Corporation
     Form 10-KSB for Fiscal Year Ended June 30, 2006, as amended
     Filed November 1, 2006 and September 21, 2007
     Form 10-QSB for Fiscal Quarter Ended
     September 30, 2006, as amended
     Filed November 27, 2006 and January 31, 2007
     Response Letter Dated January 11, 2008
     File No. 333-105075

Dear Mr. Sharmann:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Jennifer Thompson
        Branch Chief